UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 26 February, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 26 February 2024: Reviewed financial results for the six months ended 31 December 2023

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol or the Company)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

REVIEWED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2023

Earnings performance

Sasol's performance for the first six months of 2024 continued to be negatively impacted by the continued volatile macroeconomic environment, with weaker oil and petrochemical prices, unstable product demand and continued inflationary pressure. Despite some operational improvements in South Africa, persistent underperformance of the state-owned enterprises involved in Sasol's value chain and the weaker global growth outlook continue to impact Sasol's business performance.

Revenue of R136,3 billion is lower than the prior period of R149,8 billion, mainly as a result of the lower chemical product prices across all regions. Earnings before interest and tax (EBIT) of R15,9 billion is R8,3 billion (34%) lower than the prior period. The variance to the prior period is mainly due to lower revenue and lower gains on the valuation of financial instruments and derivative contracts, offset by lower chemical feedstock prices in Europe, Asia and the United States of America (US).

The current period includes remeasurement items of R5,8 billion mainly due to:

- Impairments of the Secunda liquid fuels refinery cash generating unit (CGU) of R3,9 billion driven by a further deterioration assumed of the macroeconomic outlook, including Brent crude oil and electricity prices, resulting in the full amount of capital expenditure incurred during the period being impaired; and
- Impairments of the Chemicals Africa Chlor-Alkali & PVC and Polyethylene CGUs of R1,2 billion due to lower selling prices associated with reduced market demand.

The prior period included impairments of R6,4 billion mainly due to the Secunda liquid fuels refinery CGU (R8,1 billion), Chemicals SA Wax CGU (R0,9 billion), China Essential Care Chemicals CGU (R0,9 billion), offset by a reversal of the US Tetramerisation CGU impairment (R3,6 billion).

Key metrics	Half year 31 Dec 2023	Half year 31 Dec 2022	Change %
EBIT (R million)	**15 925**	24 204	(34)
Headline earnings (R million)	**12 851**	19 389	(34)
Basic earnings per share (Rand)	**15,19**	23,23	(35)
Headline earnings per share (Rand)	**20,37**	30,90	(34)
Interim dividend (Rand per share)	**2,00**	7,00	(71)
Net asset value	**Half year 31 Dec 2023**	**Full year 30 Jun 2023**	**Change %**
Total assets (R million)	427 138	433 838	(2)
Total liabilities (R million)	225 109	232 314	3
Total equity (R million)	**202 029**	**201 524**	**0**

Turnover			EBIT/(LBIT)[1]	
Half year 31 Dec 2023	Half year 31 Dec 2022		Half year 31 Dec 2023	Half year 31 Dec 2022
	Restated			
R million	R million		R million	R million
		Energy business		
13 960	14 219	Mining	**955**	1 918
6 411	5 551	Gas	**2 374**	3 503
61 136	61 091	Fuels	**9 551**	5 103
		Chemicals business		
31 935	35 621	Africa	**3 444**	8 994
20 255	23 476	America	**(1 869)**	270
20 287	25 347	Eurasia	**(865)**	313
-	-	**Corporate Centre**	**2 335**	4 103
153 984	165 305	**Group performance**	**15 925**	24 204
(17 699)	(15 513)	Intersegmental turnover		
136 285	149 792	**External turnover**		

1 Loss before interest and tax

Sasol's results contain an adjustment in respect of an error in the 31 December 2022 half year related to purchases and sales of inventory with the same counterparty that were entered into in contemplation of one another. Refer to note 1 of the reviewed condensed consolidated financial statements.

Dividend

The Sasol Limited board of directors (the Board) declared an interim gross cash dividend of South African 200 cents per share (31 December 2022 – 700 cents per share) for the six months ended 31 December 2023. The cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The Board is satisfied that the Company is liquid and solvent, and that capital remaining after payment of the interim dividend will be sufficient to support the current operations for the coming year. The interim dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 20%. At the declaration date, there are 638 636 265 ordinary and 6 331 347 Sasol BEE ordinary shares in issue. The net interim dividend amount payable to shareholders who are not exempt from the dividend withholding tax, is

160 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 200 cents per share.

The salient dates for holders of ordinary shares and Sasol BEE ordinary shares for the six months ended 31 December 2023 are:

Declaration date	Monday, 26 February 2024
Last day for trading to qualify for and participate in the interim dividend (cum dividend)	Tuesday, 12 March 2024
Trading ex dividend commences	Wednesday, 13 March 2024
Record date	Friday, 15 March 2024
Dividend payment date (electronic and certificated register)	Monday, 18 March 2024

The salient dates for holders of American Depository Receipts for the six months ended 31 December 2023 are:[1]

Ex dividend on New York Stock Exchange (NYSE)	Friday, 15 March 2024
Record date	Friday, 15 March 2024
Approximate date for currency conversion	Tuesday, 19 March 2024
Approximate dividend payment date	Friday, 29 March 2024

1 All dates approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 18 March 2023, dividends due to certificated shareholders on the South African registry will be electronically transferred to shareholders' bank accounts. Shareholders who hold shares in dematerialised form will have their accounts held by their Central Securities Depository Participant or broker credited on Monday, 18 March 2023. Share certificates may not be dematerialised or rematerialised between Wednesday, 13 March 2023 and Friday, 15 March 2023, both days inclusive.

The Company's income tax number is 9520018608.

Short-form statement

This announcement is the responsibility of the Board and is only a summary of the information in Sasol Limited's condensed consolidated interim financial statements for the six months ended 31 December 2023. The condensed consolidated interim financial statements have been reviewed by Sasol's external auditors, KPMG, who expressed an unmodified review conclusion thereon. Financial figures in this announcement have been correctly extracted from the reviewed condensed consolidated interim financial statements. Any investment decision should also take into consideration the information contained in the full condensed consolidated interim financial statements, published on SENS on 26 February 2024, via the JSE link. The condensed consolidated interim financial statements, including KPMG's unmodified review conclusion, have been published and can be found on the company's website, https://www.sasol.com/index.php/investor-centre/financial-results, and can also be viewed on the JSE link, https://senspdf.jse.co.za/documents/2024/JSE/ISSE/SOL/HY24Result.pdf

Important information

Sasol's President and Chief Executive Officer, Fleetwood Grobler, and Chief Financial Officer, Hanré Rossouw, will present the results at 09h00 (SA time) on 26 February 2024, followed by a market call to address questions.

Please connect to the call via the webcast link: https://www.corpcam.com/Sasol26022024
or via teleconference call link:
https://eu01.z.antigena.com/l/4ziGBlbeA1BiPDCq3IlCwzEau_EP~YaFyZ0jF49QF2YYfDuo2LqFWlCbDSKXprVgLROhFsVTR~kVKo8Mh4TJhiEV56jhZ4B~lGK~nPUwshjAWE9VG0LyC1n~QFKR-T8QeXEtq7rQnLggT4KmJZS7pxuJPtB5w_by5SBjiC1o7_EwRHAWTHd9Y4CmMhutVS4FExO0bX_kb7HjONb0n7UgDz2_Bc6kXYYqP1DVJG1L68YV-DV7CsYlVCn5st2N0kPp~lloSMJUePPq5~7a3ZXoZdDXMJ5Cpe

A recording of the presentation will be available on the website thereafter at https://www.sasol.com/index.php/investor-centre/financial-results.

26 February 2024

Equity sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt sponsor: Rand Merchant Bank (A division of FirstRand Bank Limited)

Disclaimer - Forward-looking statements

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our businesses, our energy efficiency improvement, carbon and greenhouse gas emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and

there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 1 September 2023 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references Brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ending 30 June. Any reference to a calendar year is prefaced by the word “calendar”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 February 2024

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary